SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 June 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 14 June 2006
99.2	Transaction in Own Shares dated 20 June 2006
99.3	Transaction in Own Shares dated 21 June 2006
99.4	Transaction in Own Shares dated 22 June 2006

99.1

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Following a release to participants (not Directors) under the Executive Share
Option Plan on 5 June 2006, InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee Share
Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed -                    260,244
Total holding in the Trust following this notification -     2,364,143 Ordinary shares

Following a 7 for 8 shares consolidation with effect from 12 June 2006,
InterContinental Hotels Group PLC confirms that the new total holding of the
InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) as
detailed below:

Total holding in the Trust following this notification -     2,068,625 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.2

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 40,000 of its ordinary shares at a price of 909.43p per share.

99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 250,000 of its ordinary shares at a price of 909.89p per share.

99.4

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 250,000 of its ordinary shares at a price of 918.62p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	23 June 2006